FloraScentials, Inc.

A Delaware Corporation

Financial Statements for the years ended
December 31, 2019 and 2018

Including:

1. Balance Sheet
2. Income Statement
3. Statement of Equity
4. Cash Flow Statement
5. Disclosure Footnotes

These statements were prepared internally by the Company's Chief Financial Officer.

FloraScentials, Inc
Balance Sheet
As of December 31, 2019 and 2018

	Dec 31, 19	Dec 31, 18
ASSETS		
Current Assets		
Total Checking/Savings	$5,078	$5,615
Total Accounts Receivable	$5	$5
Total Current Assets	$5,083	$5,620
TOTAL ASSETS	**$5,083**	**$5,620**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$11,416	$11,283
Other Current Liabilities		
Convertible Notes		
Total · A. Note	$5,105	
Total - W. Note	$6,109	$2,033
Total · Convertible Notes	$11,214	$2,033
Total Other Current Liabilities	$11,214	$2,033
Total Current Liabilities	$22,631	$13,316
Long Term Deferred Tax Liability	$0	$0
Total Liabilities	$22,631	$13,316
Equity		
27000 · SAFE Agreements	$15,000	$10,000
28000 · Retained Earnings	($17,701)	$0
29000 · Stockholder's Equity		
29010 · Common Stock ($.00001 par)	$5	$5
Total 29000 · Stockholder's Equity	$5	$5
Net Income	($14,851)	($17,701)
Total Equity	($17,547)	($7,696)
TOTAL LIABILITIES & EQUITY	**$5,083**	**$5,620**

See accompanying notes to financial statements.

FloraScentials, Inc
Profit / Loss
January through December 2019 and 2018

	2019	2018
Revenue	$0	$0
Ordinary Income/Expense		
Expense		
Sales General and Administrative Expenses		
Total · Mgmt/Board/Advisory Board	$1,017	$634
Total · Fund Raising	$151	$0
Total · Research and Development	$942	$5,766
Total · Marketing & Sales	$295	$44
Total · Accounting	$1,108	$1,291
Total · General Overhead expense	$1,249	$862
Total · SG&A	$4,761	$8,597
Indirect Costs		
Total - Indirect Consulting	$3,169	$2,010
Travel Expenses	$3,200	$3,349
Internet/Telecommunications	$528	$435
Licenses/Registrations	$0	$1,790
Office Supplies	$0	$80
Printing/Reproduction	$155	$1,251
Postage/Shipping	$0	$39
Bank Charges	$72	$31
Total · Indirect Costs	$7,123	$8,984
Total · Relocation Costs	$2,752	$0
Total Expense	$14,637	$17,581
Net Ordinary Income	($14,637)	($17,581)
Interest Expense	$214	$120
Total Other Expense	$214	$120
Net Other Income	($214)	($120)
Net Income	($14,851)	($17,701)

See accompanying notes to financial statements.

FloraScentials, Inc
Statement of Equity
For the Years 2019 and 2018

	Common Stock		Additional Paid-In Capital - Simple Agreements for Future Equity	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Amount	Amount	
Beginning Balance, March 6, 2018 (Inception)					
Original stock issue	500,000	$5			$5
SAFE Agreements, 2018			$10,000		$10,000
Net Income / (Loss), 2018				($17,701)	($17,701)
Ending Balance, December 31, 2018	500,000	$5	$10,000	($17,701)	($7,696)
SAFE Agreements, 2019			$5,000		$5,000
Net Income / (Loss), 2019				($14,851)	($14,851)
Ending Balance, December 31, 2019	500,000	$5	$15,000	($32,552)	($17,547)

See accompanying notes to financial statements.

FloraScentials, Inc
Statement of Cash Flows
FOr the Year 2019 and 2018

	2019	2018
OPERATING ACTIVITIES		
Net Income (Loss)	($14,851)	($17,701)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable		($5)
Accounts Payable	$182	$11,235
Commerce Credit Card	($48)	$48
Convertible Notes: · A.	$5,000	-
Convertible Notes: · A. - Interest	$105	-
Convertible Notes: · W.	$6,000	-
Convertible Notes: · W. - Interest	$109	-
W. Short Term Loan	($1,920)	$1,920
Accrued Expenses	($113)	$113
Net cash provided by Operating Activities	($5,536)	($4,390)
FINANCING ACTIVITIES		
SAFE Agreements	$5,000	$10,000
Stockholder's Equity: Common Stock ($.00001 par)		$5
Net cash provided by Financing Activities	$5,000	$10,005
Net cash increase for period	($536)	$5,615
Cash at beginning of period	$5,615	$0
Cash at end of period	**$5,078**	**$5,615**

See accompanying notes to financial statements.

FloraScentials, Inc.

A. ORGANIZATION AND PURPOSE

1) Nature of Operations

FloraScentials, Inc. (the "Company") was organized as a Delaware corporation on **March 6, 2018** to develop products and processes to restore natural scent to cut flowers, and to develop new fragrances from said floral scents.

2) Ownership

All of the currently outstanding stock of the Company is owned by Exeteur Group, LLC, a Venture Development Company, which founded the Company. See later notes about equity options and convertible debt.

3) Locations

The Company maintains its headquarters in a Co-Working space in St. Louis, Missouri.

B. SIGNIFICANT ACCOUNTING POLICIES

1) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

2) Revenue Recognition

The Company is pre-revenue. No products have yet been developed for sale. Therefore, revenue recognition policies have not yet been adopted.

3) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

4) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

5) Fiscal year

The Company operates on a calendar year, ending December 31.

6) Income Taxes

The Company is a "C" Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to book and tax differences in recognizing expense for allowances for loan losses, and net operating loss carryforwards that may be applied to future taxable income. The Company would recognize the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merit of the position. FloraScentials' federal, state and city tax returns for tax years 2018 and later remain subject to examination by taxing authorities.

7) Property and Equipment

The Company has no Property and equipment. The Company's policy is that all property and equipment will be recorded at cost and depreciated over the estimated useful life ranging from five to ten years, using the straight-line method. Upon sale or retirement, the respective cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

8) Subsequent Events

Management evaluated subsequent events through the date the financial statements are available for issue, which is August 23, 2020.

C. CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution which do not exceed federally insured limits.

D. NOTES PAYABLE

The company has no debt other than Convertible Notes (See Equity Transactions below) and normal trade accounts payable.

E. EQUITY TRANSACTIONS

1) **Authorized Equity:** The Company is authorized to issue 5,000,000 shares of Common Stock, Par value $0.00001 and has no other classes of stock authorized.

2) **SAFE Agreements:** The Company has entered into SAFE (Simple Agreement for Future Equity) agreements with certain private individuals or their respective family trusts. A SAFE agreement has certain features similar to convertible debt, but there are differences. The amounts invested are convertible into equity ownership of the company, at prices or formulas specified in the agreements. Holders of a SAFE Agreement have no rights to repayment of the funds invested and have no ownership in or voting rights in the Company. They have only the right to participate in a subsequent funding event, thereby converting their SAFE investment into equity shares.

3) **Stock options:** The Company Incentive Stock Plan (the "Plan") was adopted on April 23, 2018. The Plan includes provisions for Qualified Incentive Stock Options and for Non-qualified Stock Options. The Company has issued non-qualified stock options to certain officers and independent contractors or their respective family trusts or corporate entities who have or are providing professional services as scientific or technical advisors, service providers or officers of the Company. There are currently six such option holders. If all outstanding options were fully vested and exercised, they would represent 6.3% of the then outstanding shares.

4) **Convertible notes:** The Company has debt which is convertible into shares of the company upon the occurrence of certain future events. The total principal amount of all convertible notes was $11,000 on December 31, 2019, and $0 on December 31, 2018. In subsequent events, an additional $12,316 of convertible notes was issued in 2020 before release of these financial statements. All notes bear interest at 8% per annum, accrued annually. All have maturities at September 30, 2021.

F. INCOME TAXES
Income taxes for the year ended December 31, 2019 consist of the following:

Deferred tax asset:	$6,800
Less: Valuation allowance	($ 6,800)
Net value	$ 0.

At December 31, 2019, The Company. has available unused net operating losses of approximately $32,552 which may be applied against future taxable income. The net operating loss carryforward has no expiration, but the deductions in future years are limited to 80% of the taxable income in the year deducted.

G. SUBSEQUENT EVENTS
Subsequent to December 31, 2019, an additional $12,316 of convertible notes was issued before release of these financial statements.